Exhibit 99.2

FSD Pharma Inc.
Condensed consolidated interim financial statements

For the three and nine months ended September 30, 2020 and 2019
[unaudited] [expressed in Canadian dollars]

FSD PHARMA INC.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
[unaudited] [expressed in Canadian dollars]

As at,		September 30,	December 31,
		2020	2019
	Notes	$	$

ASSETS
Current assets
Cash		18,660,730	7,932,737
Other receivables	5	4,726,545	2,070,055
Prepaid expenses and deposits		1,127,506	430,381
Inventories		—	942,939
		24,514,781	11,376,112
Assets held for sale	4	10,963,208	—
		35,477,989	11,376,112

Non-current assets
Investments	6	1,593,676	11,780,864
Right-of-use asset, net	7	—	127,410
Property, plant and equipment, net		—	11,804,145
Intangible assets, net	8	19,131,128	22,358,932
		56,202,793	57,447,463

LIABILITIES
Current liabilities
Trade and other payables		3,290,037	4,467,826
Lease obligations	10	58,705	56,207
Derivative liability	6	—	2,646,269
Warrants liability	11	3,477,581	—
Legal liability	16	5,500,000	—
Notes payable	9	1,202,105	1,908,412
		13,528,428	9,078,714
Non-current liabilities
Lease obligations	10	112,595	146,662
		13,641,023	9,225,376

SHAREHOLDER'S EQUITY
Class A share capital	12	201,500	201,500
Class B share capital	12	126,884,138	97,815,149
Warrant reserve	12	5,748,629	5,745,034
Contributed surplus	13	24,279,156	23,091,099
Foreign exchange translation reserve		416,599	(112,690)
Accumulated deficit		(114,968,252)	(78,518,005)
		42,561,770	48,222,087
		56,202,793	57,447,463

Commitments and contingencies	16
Subsequent events	19

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

On behalf of the Board:

"Signed"	"Signed"
Director - Raza Bokhari	Director - Robert Ciaruffoli

FSD PHARMA INC.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
[unaudited] [expressed in Canadian dollars, except number of shares]

		Three months ended September 30,				Nine months ended September 30,

		2020		2019 [Restated - note 18]		2020		2019 [Restated - note 18]
	Notes	$		$		$		$
Expenses
General and administrative	15		3,734,788		3,044,731		10,281,452		7,967,714
External research and development fees			4,668,253		—		7,147,198		—
Share-based payments	12, 13		6,870,177		6,793,614		10,417,063		12,225,360
Depreciation and amortization	7, 8		1,285,169		1,280,951		3,898,047		1,280,951
Legal provision	16		928,541		—		928,541		—
Impairment of right-of-use asset	7		—		—		119,447		—
Total operating expenses			17,486,928		11,119,296		32,791,748		21,474,025

Loss from continuing operations			(17,486,928)		(11,119,296)		(32,791,748)		(21,474,025)

Other (income) loss			30,793		(3,150)		(4,902)		(3,150)
Finance expense			81,054		95,862		269,326		95,862
Gain on settlement of financial liability			(290,866)		—		(344,580)		—
Loss (gain) on change in fair value of warrants and derivative liability			(894,249)		1,365,597		(1,737,550)		3,122,035
Loss on changes in fair value of investments	6		72,612		2,133,098		1,576,913		5,296,394
Net loss from continuing operations			(16,486,272)		(14,710,703)		(32,550,955)		(29,985,166)

Net loss from discontinued operations	4		(1,548,110)		(2,251,304)		(3,899,292)		(4,964,393)
Net loss for the period			(18,034,382)		(16,962,007)		(36,450,247)		(34,949,559)

Other comprehensive income
Items that may be subsequently reclassified to income:
Exchange gain (loss) on translation of foreign operations			(362,156)		244,814		529,289		244,814
Comprehensive loss			(18,396,538)		(16,717,193)		(35,920,958)		(34,704,745)

Net loss per share
Basic and diluted - continuing operations	14		(1.30)		(1.94)		(3.27)		(4.19)
Basic and diluted - discontinued operations	14		(0.12)		(0.30)		(0.39)		(0.69)

Weighted average number of shares outstanding – basic and diluted	14		12,676,712		7,564,004		9,969,261		7,160,458

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

FSD PHARMA INC.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
For the nine months ended September 30, 2020 and 2019
[unaudited] [expressed in Canadian dollars, except number of shares]

	Class A shares		Class B shares			Warrants				Contributed surplus		Foreign exchange translation reserve		Accumulated deficit [Restated - note 18]		Total
	#		$	#		$	#	$		$		$		$		$

Balance, December 31, 2018	72	201,500		6,843,780	67,916,302		546,212		4,442,145		4,977,300		—		(26,504,819)		51,032,428
Shares issued	—	—		331,004	9,821,141		—		—		—		—		—		9,821,141
Issued on acquisition of net assets of Prismic Pharmaceuticals, Inc.	—	—		510,940	16,431,818		67,598		1,888,086		2,567,306		—		—		20,887,210
Stock options exercised [note 13]	—	—		130,189	1,782,438		—		—		(1,049,839)		—		—		732,599
Share-based payments [note 13]	—	—		—	—		—		—		12,225,360		—		—		12,225,360
Warrants exercised	—	—		197	6,047		(197)		(2,483)		—		—		—		3,564
Comprehensive loss for the period	—	—		—	—		—		—		—		244,814		(34,949,559)		(34,704,745)
Balance, September 30, 2019	72	201,500		7,816,110	95,957,746		613,613		6,327,748		18,720,127		244,814		(61,454,378)		59,997,557

	Class A shares		Class B shares			Warrants						Foreign exchange translation reserve		Accumulated deficit		Total
	#		$	#		$	#	$		$		$		$		$
Balance, December 31, 2019	72	201,500		7,905,727	97,815,149		467,451		5,745,034		23,091,099		(112,690)		(78,518,005)		48,222,087
Shares issued [note 12]	—	—		4,607,763	19,462,149		2,881,215		122,469		(1,730,794)		—		—		17,853,824
Share-based payments [note 12, 13]	—	—		2,307,569	8,857,476		—		—		3,470,169		—		—		12,327,645
Share options exercised [note 13]	—	—		22,382	749,364		—		—		(670,192)		—		—		79,172
Warrants expired	—	—		—	—		(37,313)		(118,874)		118,874		—		—		—
Comprehensive loss for the period	—	—		—	—		—		—		—		529,289		(36,450,247)		(35,920,958)
Balance, September 30, 2020	72	201,500		14,843,441	126,884,138		3,311,353		5,748,629		24,279,156		416,599		(114,968,252)		42,561,770

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

FSD PHARMA INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
[unaudited] [expressed in Canadian dollars]

For the nine months ended September 30,	2020		2019 [Restated note - 18]
	$		$

Operating activities
Net loss from continuing operations		(32,550,955)		(29,985,166)
Add (deduct) items not affecting cash
Depreciation and amortization		3,898,047		1,369,158
Impairment of right-of-use asset		119,447		—
Interest expense		7,254		109,749
Share-based payments		10,417,063		12,225,360
Change in fair value of investments		1,576,913		5,296,394
Change in fair value of derivative liability		(1,737,550)		3,122,035
Unrealized foreign exchange loss		4,258		—
Gain on settlement of financial liability		(344,580)		—
Changes in non-cash working capital balances
Other receivables		(3,847,257)		514,677
Prepaid expenses and deposits		(875,215)		(56,297)
Legal liability		5,500,000		—
Other payables		(550,660)		506,167
Cash used in continuing operating activities		(18,383,235)		(6,897,923)
Cash used in discontinued operating activities		(704,574)		(7,349,678)
Cash used in operating activities		(19,087,809)		(14,247,601)

Investing activities
Cash acquired from acquisition of Prismic Pharmaceuticals Inc.		—		2,329
Proceeds from sale of investments		8,610,275		—
Cash provided by continuing investing activities		8,610,275		2,329
Cash provided by (used in) discontinued investing activities		48,673		(331,970)
Cash provided by (used in) investing activities		8,658,948		(329,641)

Financing activities
Repayment of lease obligation		(38,823)		(42,155)
Proceeds from issuance of shares, net of issuance costs		21,906,270		—
Repayment of notes payable		(789,748)		—
Proceeds from exercise of stock options		79,155		732,599
Proceeds from exercise of warrants		—		3,564
Cash provided by continuing financing activities		21,156,854		694,008
Cash provided by discontinued financing activities		—		—
Cash provided by financing activities		21,156,854		694,008

Net increase (decrease) in cash during the period		10,727,993		(13,883,234)

Cash, beginning of period		7,932,737		21,134,930
Cash, end of period		18,660,730		7,251,696

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

FSD PHARMA INC.

Notes to the condensed consolidated interim financial statements
[unaudited] [expressed in Canadian dollars]

September 30, 2020 and 2019

1.	Nature of business

FSD Pharma Inc. (“FSD” or the “Company”), through its wholly owned subsidiaries, Prismic Pharmaceuticals Inc. (“Prismic”) and FSD Biosciences Inc., is focused on bioscience, including research and development ("R&D") and clinical development of synthetic cannabinoid based treatments of certain disease conditions with an aim to improve patient outcomes. The Company’s goal is for these compounds to be approved by the FDA and other international regulatory agencies as prescription medications.

FV Pharma Inc. (“FV Pharma”), a wholly owned subsidiary of the Company, was a licensed producer of cannabis in Canada under the Cannabis Act (Canada) (together with the regulations promulgated thereunder (the "Cannabis Regulations"), the "Cannabis Act") and associated Cannabis Regulations. FV Pharma surrendered its cannabis license in September 2020. In March 2020, substantially all the assets of FV Pharma were classified as held for sale (refer to Note 4).

The Company’s registered office is located at 1 Rossland Road West, Suite 202, Ajax, Ontario, L1Z 1Z2.

On October 16, 2019, the Company completed a reverse share split of 201 to 1 Class B Shares. All share and per share amounts for all periods presented in these financial statements have been adjusted retrospectively to reflect the reverse share split.

Subsidiaries

These unaudited condensed consolidated interim financial statements are comprised of the financial results of the Company and its subsidiaries, which are the entities over which FSD has control. An investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and can affect those returns through its power over the investee.

The Company has the following subsidiaries:

Entity Name	Country	Ownership percentage September 30, 2020	Ownership percentage December 31, 2019
		%	%
FSD Biosciences Inc.	USA	100	0
Prismic Pharmaceuticals Inc.	USA	100	100
FV Pharma Inc.	Canada	100	100

Impact of COVID-19

During the nine months ended September 30, 2020, the outbreak of the novel strain of coronavirus, specifically identified as “COVID-19,” has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods and social distancing, have caused material disruption to businesses globally resulting in an economic slowdown. Global equity markets have experienced significant volatility and weakness. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. The extent to which COVID-19 and any other pandemic or public health crisis impacts the Company’s business, affairs, operations, financial condition, liquidity, availability of credit and results of operations will depend on future developments that are highly uncertain and cannot be predicted with any meaningful precision, including new information which may emerge concerning the severity of the COVID-19 virus and the actions required to contain the COVID-19 virus or remedy its impact, among others. The duration and impact of the COVID-19 outbreak is unknown at this time, as is the efficacy of the government and central bank interventions. It is not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Company and its operating subsidiaries in future periods.

FSD PHARMA INC.

Notes to the condensed consolidated interim financial statements
[unaudited] [expressed in Canadian dollars]

September 30, 2020 and 2019

In order to mitigate the impact of COVID-19, the Company implemented a systematic and orderly scale back of FV Pharma's cultivation operations and a furlough policy for its workforce, except for certain personnel working staggered shifts to ensure continuity of operations and licensure effective March 23, 2020. In September 2020, the Company surrendered its licenses of FV Pharma and ceased all other operational activities of FV Pharma. The impact of COVID-19 did not have a material impact on the financial results for the three and nine months ended September 30, 2020.

2.	Basis of presentation

[a] Statement of compliance

These unaudited condensed consolidated interim financial statements (“financial statements”) were prepared using the same accounting policies and methods as those used in the Company’s audited consolidated financial statements for the year ended December 31, 2019. These financial statements have been prepared in compliance with IAS 34 – Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). Accordingly, certain disclosures normally included in annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) have been omitted or condensed. These financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2019.

These financial statements were approved and authorized for issuance by the Board of Directors of the Company on November 11, 2020.

[b] Functional currency and presentation currency

These financial statements are presented in Canadian dollars, which is the functional currency of the Company. The functional currencies of the Company’s wholly owned subsidiaries are as follows:

FSD Biosciences	United States Dollars
Prismic	United States Dollars
FV Pharma	Canadian Dollars

[c] Use of estimates and judgments

The preparation of these financial statements in conformity with IFRS requires management to make estimates, judgments and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, consistent with those disclosed in the audited consolidated financial statements for the year ended December 31, 2019 and described in these financial statements. Actual results could differ from these estimates.

Estimates are based on management’s best knowledge of current events and actions that the Company may undertake in the future. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

FSD PHARMA INC.

Notes to the condensed consolidated interim financial statements
[unaudited] [expressed in Canadian dollars]

September 30, 2020 and 2019

3.	Acquisition of Prismic Pharmaceutical

On June 28, 2019, the Company closed the acquisition of Prismic by acquiring all of the issued and outstanding Prismic Shares from the holders thereof. Prismic is a U.S.-based specialty research and development pharmaceutical company that is developing non-addictive prescription drugs for the treatment of pain and inflammation. Prismic’s goal is to address the opioid crisis based on formulations utilizing micro-PEA's complementary effect on certain drugs used to impact the body’s endocannabinoid system.

It was determined that the acquisition of Prismic did not qualify as a business combination in accordance with IFRS 3 Business Combinations [“IFRS 3”] and therefore it was accounted for as an asset acquisition. The individual identifiable assets acquired and liabilities assumed were identified and the purchase consideration was allocated based on the relative fair values of the acquired assets and assumed liabilities.

The total consideration for the purchase of Prismic was $20,887,209. The purchase consideration consisted of $16,431,818 of Class B subordinate voting shares, $2,567,305 of share options and $1,888,086 of warrants. The fair value of the Class B subordinate voting shares was determined based on a total of 510,940 shares issued and a fair value of $32.16 per share, which reflects the share price on the date of acquisition. The fair value of the 89,898 share options and 67,598 warrants issued as part of the consideration were determined using a Black-Scholes options pricing model with the following assumptions:

	Share Options	Warrants
Grant date share price	$32.16	$32.16
Exercise price	$2.61 - $17.89	$2.61 - $26.73
Expected dividend yield	-	-
Risk free interest rate	1.39% - 1.66%	1.41% - 1.52%
Expected life (years)	0.98 - 16.21	1.39 - 6.55
Annualized volatility	100%	100%

The allocation of the total purchase consideration to the identifiable assets acquired and liabilities assumed as at the date of acquisition was as follows:

Fair value recognized on acquisition
	$
Cash		2,329
Prepaid expenses and deposits		26,174
Intangible assets		24,648,915
Trade and other payables		(1,867,250)
Notes payable		(1,922,959)
		20,887,209

FSD PHARMA INC.

Notes to the condensed consolidated interim financial statements
[unaudited] [expressed in Canadian dollars]

September 30, 2020 and 2019

4.	Assets held for sale

In March 2020, the Company decided to focus its efforts and resources on the pharmaceutical business and has initiated the process to sell its Cobourg facility and exit the medical cannabis industry. The Company expects that the sale of the facility will be completed within the next six months and is actively marketing the facility for sale. Subsequent to September 30, 2020 the Company entered into a conditional agreement to sell the assets held for sale. Refer to Note 19.

Assets held for sale consists of the Cobourg facility. It is anticipated that no liabilities of the Company will be transferred as part of any proposed transaction. Results of operations related to the Cobourg facility are reported as discontinued operations for the three months and nine months ended September 30, 2020 and 2019.

Discontinued operations are reported when a component of the Company, representing a separate major line of business or area of operations with clearly distinguishable cash flows, has been disposed of or is held for sale. Classification as a discontinued operation occurs upon disposal or when the operation meets the criteria to be classified as held for sale, if earlier. Discontinued operations are reported as a separate element of net income or loss on the consolidated statement of net and comprehensive loss for both the current and comparative periods. When a disposal group is classified as held for sale, assets and liabilities are aggregated and presented as separate line items, respectively, on the consolidated statement of financial position. Comparative periods are not restated on the consolidated statement of financial position. Assets held for sale are not depreciated and are measured at the lower of carrying value and fair value less costs to sell.

In accordance with IFRS 5 - Non-current Assets Held for Sale and Discontinued Operations, the assets held for sale were assessed for impairment based on fair value less costs to sell. The fair value was measured using the price at which the Company expects to receive for the disposal group less estimates for the costs of disposal. The fair value less costs to sell was higher than the carrying value of the disposal group resulting in recognition of the resulting group at carrying value.

Assets held for sale as at September 30, 2020 consisted of the following:

$
Property and plant		10,963,208

During the three and nine months ended September 30, 2020, the Company sold equipment for proceeds of $48,673 resulting in a loss on sale of $133,373. As part of the sale of equipment the Company also sold all remaining inventory for $1 and recognized a loss on sale of inventory of $262,443 during the three and nine months ended September 30, 2020. As FV Pharma surrendered its cannabis license in September 2020, the Company determined that the carrying value of the remaining equipment was not recoverable resulting in recognition of impairment loss of $515,052 for the three and nine months ended September 30, 2020.

Net loss and comprehensive loss from discontinued operations for the three and nine months ended September 30, 2020 and 2019 is comprised of the following:

FSD PHARMA INC.

Notes to the condensed consolidated interim financial statements
[unaudited] [expressed in Canadian dollars]

September 30, 2020 and 2019
		For the three months ended September 30,				For the nine months ended September 30,
	Notes	2020		2019		2020		2019
		$		$		$		$

Revenue			7,682		488		19,293		488

Cost of revenue			262,443		849,950		1,371,806		849,950
Gross loss before fair value adjustments			(254,761)		(849,462)		(1,352,513)		(849,462)
Fair value adjustments on inventory sold			—		—		(1,256)		—
Unrealized loss on changes in fair value of biological assets			—		132,966		221,835		308,490
Gross loss			(254,761)		(982,428)		(1,573,092)		(1,157,952)

Expenses
General and administrative	15		658,757		1,098,971		1,608,524		3,447,262
Depreciation and amortization			—		179,072		120,085		405,347
Impairment of property, plant and equipment			515,052		—		515,052		—
Total operating expenses			1,173,809		1,278,043		2,243,661		3,852,609

Loss from discontinued operations			(1,428,570)		(2,260,471)		(3,816,753)		(5,010,561)

Other income			(13,833)		(9,167)		(50,834)		(46,168)
Loss on sale of equipment			133,373		—		133,373		—
Net loss from discontinued operations			(1,548,110)		(2,251,304)		(3,899,292)		(4,964,393)

Cash flows from discontinued operations for the nine months ended September 30, 2020 and 2019 are comprised of the following:

	2020		2019
	$		$
Operating activities
Net loss from discontinued operations		(3,899,292)		(4,964,393)
Add (deduct) items not affecting cash
Depreciation and amortization		143,838		405,347
Change in fair value adjustments on inventory sold		(1,256)		—
Impairment of inventory		710,905		—
Impairment of property, plant and equipment		515,052		—
Change in fair value of biological assets		221,835		308,490
Loss on disposal of inventory		262,443		—
Loss on sale of equipment		133,373		—
Changes in non-cash working capital balances
Trade and other receivables		1,190,767		(527,758)
Prepaid expenses and deposits		259,357		332,925
Inventories		(29,153)		(1,749,025)
Biological assets		(221,835)		(388,498)
Trade and other payables		9,392		(766,766)
Cash used in operating activities		(704,574)		(7,349,678)

Investing activities
Purchase of property, plant and equipment		—		(331,970)
Proceeds from sale of equipment		48,673		—
Cash provided by (used in) investing activities		48,673		(331,970)

FSD PHARMA INC.

Notes to the condensed consolidated interim financial statements
[unaudited] [expressed in Canadian dollars]

September 30, 2020 and 2019

5.	Other receivables

The Company’s other receivables are comprised of the following:

	September 30, 2020		December 31, 2019
	$		$
Sales tax recoverable		155,086		2,033,535
Insurance receivable [note 16]		4,571,459		—
Rent receivable		—		12,990
Other		—		23,530
		4,726,545		2,070,055

6.	Investments

The following table outlines changes in investments:

Entity	Instrument	Note	Balance at December 31, 2019		Change in fair value through profit or loss		Proceeds from sale		Balance at September 30, 2020
			$		$		$		$
Pharmadrug Inc.	Shares	(i)		339,060		527,723		(866,783)		—
Cannara Biotech Inc.	Shares	(ii)		9,069,038		(1,325,546)		(7,743,492)		—
Clover Cannastrip	Shares	(iii)		—		—		—		—
HUGE Shops	Shares	(iv)		760,868		(319,718)		—		441,150
SciCann Therapeutics	Shares	(v)		712,248		(37,095)		—		675,153
Solarvest BioEnergy Inc.	Shares	(vi)		435,000		(180,000)		—		255,000
Solarvest BioEnergy Inc.	Warrants	(vi)		116,650		(98,277)		—		18,373
Solarvest BioEnergy Inc.	Convertible debenture	(vi)		348,000		(144,000)		—		204,000
				11,780,864		(1,576,913)		(8,610,275)		1,593,676

(i) Pharmadrug Inc. (Formerly known as “Aura Health Inc.”)

On April 16, 2019, the Company entered into a share exchange agreement with Aura Health Inc. (“Aura”). Pursuant to the share exchange agreement, FSD acquired 13,562,387 common shares at $0.2212 per share in the capital of Aura in exchange for the issuance of 65,577 Class B shares of the Company at $45.75 for a total value of $3,000,000. The FSD shares issued to Aura were subject to a purchase price adjustment, such that FSD would be required to issue additional shares to Aura should the weighted average trading price of FSD’s shares fall below the issue price. As the number of additional shares to be issued under the agreement were dependent on the FSD share price, it was determined that this created a derivative liability. As a result of the decline in the Company’s share price, on September 20, 2019, 61,892 additional Class B shares of the Company were issued to Aura in settlement for the derivative liability. In 2019, Aura Health Inc. changed its name change to Pharmadrug Inc.

During the nine months ended September 30, 2020, the Company sold 13,562,387 common shares for gross proceeds of $866,783.

(ii) Cannara Biotech Inc. (“Cannara”)

On February 5, 2020, the Company sold its investment of 85,003,750 Class B shares of Cannara for total cash proceeds of $7,743,492. The Company recognized a loss on sale of investment of $1,325,546.

(iii) Clover Cannastrip Thin Film Technologies Corp. (“Clover”)

On September 6, 2018, the Company subscribed for $1,500,000 of equity units in a brokered private placement by Clover. The equity investment is measured at fair value through profit or loss. Clover is not a publicly traded company therefore, the fair value was classified as level 3 within the fair value hierarchy. As at December 31, 2019 and as at September 30, 2020, the fair value was determined to be $nil based on the financial position of Clover and the Company’s ability to recover its investment.

FSD PHARMA INC.

Notes to the condensed consolidated interim financial statements
[unaudited] [expressed in Canadian dollars]

September 30, 2020 and 2019

(iv) HUGE Shops

The investment includes 17,333,333 shares based on the December 2018 subscription price of $0.075 per share. The equity investment is measured at fair value through profit or loss. Huge Shops is not a publicly traded company therefore, the fair value was classified as level 3 within the fair value hierarchy. As at September 30, 2020, the Company determined the best information to assess the fair value of the investment was based on movement of comparable public companies’ share prices and cannabis sector index, resulting in decline in the fair value of the investment of 42% from December 31, 2019. Comparable companies were determined in looking at product offering, relative size of operations, geographical market and other factors. A change in this assumption of plus or minus 10% would result in a corresponding change in fair value of the investment of approximately $31,972.

 (v) SciCann Therapeutics Inc.

The investment includes 117,648 shares based on the subscription price in May of 2018 and October of 2018 of $17 per share. The equity investment is measured at fair value through profit or loss. SciCann Therapeutics Inc. is not a publicly traded company therefore, the fair value was classified as level 3 within the fair value hierarchy. As at September 30, 2020, the Company determined the best information to assess the fair value of the investment was based on movement of comparable public companies’ share prices and cannabis sector index, resulting in decline in the fair value of investment of 5% from December 31, 2019. Comparable companies were determined in looking at product offering, relative size of operations, geographical market and other factors. A change in this assumption of plus or minus 10% would result in a corresponding change in fair value of the investment of approximately $3,709.

(vi) Solarvest BioEnergy Inc. (“Solarvest”)

On May 7, 2019, the Company acquired 3,000,000 common shares, 3,000,000 warrants and a convertible debenture at a principal amount of $2,400,000 for a total fair value of $3,000,000 of Solarvest in exchange for 49,751 Class B common shares of the Company with a fair value of $2,500,000 based on a market price of $50.25 and recognition of a derivative liability of $500,000. Under the terms of the agreement, the Company has guaranteed a minimum liquidation value of its shares to Solarvest of $3,000,000 resulting in recognition of the derivative liability. If the liquidation value of the Company’s shares is below $3,000,000, the Company would be required to issue additional shares for the difference in actual value realized and the minimum guaranteed value.

As at December 31, 2019, the fair value of the derivative liability was $2,646,269. The fair value was determined based on the additional common shares of the Company required to be issued to Solarvest to meet the minimum liquidation value of $3,000,000. On February 4, 2020, the Company issued 225,371 shares to Solarvest to settle the derivative liability. The fair value of the shares issued was $1,802,968 resulting in recognition of a gain of $843,301 on settlement of the derivative liability.

As at September 30, 2020, the fair value of the shares was determined based on the quoted market price of the shares at $0.085 per share. The fair value of the associated warrants is based on the Black-Scholes model with the following assumptions: exercise price $0.25, risk free rate 0.23%, expected volatility 112%, expected life 0.60 years and expected dividend yield of 0%. Fair value of the convertible debenture is calculated as the fair value of shares if converted at SVS share price as at September 30, 2020 of $0.085. The shares have been classified as level 1 within the fair value hierarchy – quoted market price, and the warrants and convertible debenture have been classified as level 2 – valuation technique with observable market inputs.

FSD PHARMA INC.

Notes to the condensed consolidated interim financial statements
[unaudited] [expressed in Canadian dollars]

September 30, 2020 and 2019

7.	Right-of-use asset

The right-of-use asset as at September 30, 2020 is as follows:

	$
Balance – January 1, 2019		243,818
Depreciation		(48,764)
Impairment		(67,644)
Balance – December 31, 2019		127,410
Depreciation		(7,963)
Impairment		(119,447)
Balance – September 30, 2020		—

The right-of-use asset relates to an office lease. The right-of-use asset is carried at the lower of carrying value and present value of the expected future lease payments to be received from subleasing the premise over the remaining term of the lease. As of March 31, 2020, the Company did not occupy the leased premise and has been unsuccessful in subleasing the space. As a result, the Company recognized an impairment loss of $119,447 resulting in right-of-use asset balance of $nil. The Company recognized depreciation expense of $nil and $7,963 for the three and nine months ended September 30, 2020, respectively (September 30, 2019 – $12,191 and $36,573).

8.	Intangible assets

Intangible assets as at September 30, 2020 are as follows:

	$
Cost
Balance, December 31, 2019		24,852,092
Effects of foreign exchange		671,626
As at September 30, 2020		25,523,718

Accumulated amortization
Balance, December 31, 2019		2,493,160
Amortization		3,890,084
Effects of foreign exchange		9,346
As at September 30, 2020		6,392,590

Carrying value
Balance, December 31, 2019		22,358,932
As at September 30, 2020		19,131,128

The Company acquired intellectual property as part of the acquisition of Prismic on June 28, 2019. Refer to Note 3 for additional details. The life of the intellectual property has been determined to be 5 years. Amortization of the intellectual property commenced on the date of acquisition. The Company recognized amortization expense of $1,285,169 and $3,890,084 for the three and nine months ended September 30, 2020 (September 30, 2019 – $1,280,951 and $1,280,951).

FSD PHARMA INC.

Notes to the condensed consolidated interim financial statements
[unaudited] [expressed in Canadian dollars]

September 30, 2020 and 2019

9.	Notes payable

Notes payable consists of the following:

	September 30, 2020		December 31, 2019
	$		$
Short-term notes		94,968		193,996
Notes payable		1,107,137		1,714,416
		1,202,105		1,908,412

Short-term notes

The short-term notes represent notes outstanding that the Company assumed on acquisition of Prismic. The notes have matured, are due on demand and accrue interest at a rate of 10% per annum. The notes are held by former Directors and Shareholders of Prismic.

Notes payable

The notes payable represent notes outstanding that the Company assumed on acquisition of Prismic. The notes have matured and are due on demand. The notes accrue interest at a rate of 20% per annum. The notes are held by former Directors and Shareholders of Prismic. The Company recognized accrued interest of $80,584 and $261,602 for the three and nine months ending September 30, 2020 (September 30, 2019 – $95,862 and $95,862).

During the three months ended June 30, 2020, the Company settled principal and accrued interest in the amount of $188,266 and $112,658, respectively of notes payable with 63,714 Class B Common Shares.

During the three months ended September 30, 2020 the Company settled principal and accrued interest in the amount of $586,972 and $368,794, respectively of notes payable, and $124,848 of Prismic related liabilities with cash of $789,748. A gain of $290,866 was recognized on settlement.

10.	Lease obligations

The lease obligations as at September 30, 2020 are as follows:

	$
Balance as at January 1, 2019		243,818
Add: Interest Expense		15,258
Less: Lease Payments		(56,207)
Balance – December 31, 2019		202,869
Balance – January 1, 2020		202,869
Add: Interest Expense		10,586
Less: Lease Payments		(42,155)
Balance – September 30, 2020		171,300

Current		58,705
Non-current		112,595
Balance – September 30, 2020		171,300

Lease obligations are related to the Company’s office lease. The Company recognized $3,332 and $10,586 interest expense for the three and nine months ended September 30, 2020 (September 30, 2019 – $4,101 and $11,343).

As of September 30, 2020, the Company did not occupy the leased premise. The Company has commenced plans to sublease the premise, however, if or when the Company will be able to sublease the premise is unknown.

FSD PHARMA INC.

Notes to the condensed consolidated interim financial statements
[unaudited] [expressed in Canadian dollars]

September 30, 2020 and 2019

The following table sets out a maturity analysis of the lease payments payable, showing the undiscounted lease payments to be paid on an annual basis, reconciled to the lease obligation.

	$
Less than one year		58,705
One to two years		59,954
Two to three years		59,954
Three to four years		14,988
Thereafter		—

Total undiscounted lease payments payable		193,601
Less: impact of present value		(22,301)
Balance as at September 30, 2020		171,300

11.	Warrants Liability

In August 2020, the Company issued 2,762,430 Class B Common Shares and 1,381,215 warrants to purchase Class B Shares for total cash proceeds of $13,291,995 ($10,000,000 USD). Each warrant is exercisable to purchase one Class B Common Share of the Company at an exercise price of $4.26 USD per share and expire five years from the date of issuance.

The Company determined that these warrants did not meet the IFRS definition of equity due to the exercise price being denominated in United States dollars which is not the functional currency of the Company resulting in variability in exercise price.  Accordingly, these warrants are treated as a derivative financial liability measured at fair value through profit or loss. The fair value of these warrants is classified as Level 2 in the fair value hierarchy. As at the date of issuance the fair value of the warrants was determined to be $4,371,830 using the Black-Scholes option pricing model and the following assumptions: the underlying stock price of $4.00 on date of issuance, risk free interest rate of 0.32% and annualized volatility of 121%.

The fair value of the warrants liability as at September 30, 2020 was $3,477,581 resulting in a gain on change in fair value of $894,249 for the three and nine months ended September 30, 2020. The fair value was determined using the Black-Scholes option pricing model and the following assumptions: the underlying stock price of $3.35, risk free interest rate of 0.36% and annualized volatility of 118%.

12.	Share capital

[a]	Authorized

The Company is authorized to issue an unlimited number of Class A multiple voting shares ("Class A shares") and an unlimited number of Class B subordinate voting shares ("Class B shares"), all without par value. All shares are ranked equally with regards to the Company's residual assets.

The holders of Class A shares are entitled to 276,660 votes per Class A share held. Class A shares are held by certain Directors of the Company.

FSD PHARMA INC.

Notes to the condensed consolidated interim financial statements
[unaudited] [expressed in Canadian dollars]

September 30, 2020 and 2019

[b]	Issued and outstanding

Reconciliation of the Company’s share capital is as follows:

	Class A shares		Class B shares		Warrants
	#	$	#	$	#	$

Balance, December 31, 2018	72	201,500	6,843,780	67,916,302	546,212		4,442,145
Shares issued [a] [b] [c]	—	—	331,004	9,821,141	—		—
Issued on acquisition of net assets of Prismic Pharmaceuticals, Inc. [d]	—	—	510,940	16,431,818	67,598		1,888,086
Stock options exercised	—	—	130,189	1,782,438	—		—
Share-based payments	—	—	—	—	—		—
Warrants exercised	—	—	197	6,047	(197)		(2,483)
Balance, September 30, 2019	72	201,500	7,816,110	95,957,746	613,613		6,327,748

Balance, December 31, 2019	72	201,500	7,905,727	97,815,149	467,451		5,745,034
Shares issued [f] [i] [j] [k] [m]	—	—	4,607,763	19,462,149	2,881,215		122,469
Share-based payments [e] [g] [h] [l]	—	—	2,307,569	8,857,476	—		—
Share options exercised	—	—	22,382	749,364	—		—
Warrants expired	—	—	—	—	(37,313)		(118,874)
Balance, September 30, 2020	72	201,500	14,843,441	126,884,138	3,311,353		5,748,629

[a]
On April 24, 2019, the Company entered into a share exchange agreement with Aura. Pursuant to the share exchange agreement, FSD acquired 13,562,386 common shares at $0.2212 per share in the capital of Aura in exchange for the issuance of 65,577 Class B shares of the Company at $45.75 for a total value of $3,000,000.

[b]
On May 7, 2019, the Company entered into an agreement with Solarvest. Per the agreement the Company issued 49,751 Class B Shares to Solarvest in exchange for the investment in Solarvest for a total fair value of $2,500,000. Refer to Note 6 for details regarding the investment in Solarvest.

[c]	On September 30, 2019, the Company completed the issuance of 215,676 Class B Shares as part of a private placement for total proceeds of $4,321,141.

[d]
On June 29, 2019, the Company acquired all outstanding common and preferred shares of Prismic through the issuance of an aggregate of 510,940 Class B Shares. The Class B Shares issued to the Prismic shareholders were deposited into escrow upon closing of the transaction, and were subject to an 18-month staggered escrow release.

[e]
On January 2, 2020, the Company issued 27,580 Class B Common Shares as share-based compensation to certain Board of Directors for services performed as directors for the fiscal year 2019 for the amount payable of $98,521.

[f]	On February 4, 2020, the Company issued 225,371 Class B Common Shares to Solarvest as settlement under the Share Exchange Agreement to settle derivative liability of $2,646,269.

[g]
On March 16, 2020, the Company issued 405,926 Class B Common Shares as part of share-based bonus to employees for performance related to fiscal year 2019 resulting in movement of $1,730,794 from contributed surplus to share capital and recognition of an additional share-based compensation expense of $124,288.

[h]
On March 16, 2020, the Company issued 69,069 Class B Common Shares to members of the Board of Directors as share-based compensation for their annual compensation for the year ended December 31, 2020 in lieu of cash.

FSD PHARMA INC.

Notes to the condensed consolidated interim financial statements
[unaudited] [expressed in Canadian dollars]

September 30, 2020 and 2019

[i]
On April 15, 2020, the Company issued 63,714 Class B Common Shares to settle Prismic notes payable of $300,924 (USD 207,792). The fair value of the Class B Common Shares was $247,210 resulting in a gain on settlement of liability of $53,714.

[j]
On June 8, 2020, the Company issued 1,500,000 Class B Common Shares and 1,500,000 warrants as part of a private placement financing for total proceeds of $10,125,000. The more reliably measured component, Class B Common Shares, were measured first, with the residual amount being allocated to the warrants. The fair value of the Class B Common Shares was $9,062,689 and the residual value allocated to the warrants was $122,470. The Company incurred issuance costs of $939,841, which has been allocated pro-rata to the common shares and warrants.

[k]
On August 6, 2020, the Company issued 2,762,430 Class B Common Shares and 1,381,215 warrants as part of a direct offering for total cash proceeds of $13,291,995 ($10,000,000 USD). Total cash proceeds were allocated to the warrants liability first with the residual amount allocated to the Class B Common Shares. The fair value of the warrants liability was determined to be $4,371,830 and the residual amount of $8,920,165 was allocated to the Class B Common Shares. The Company incurred total cash transaction costs of $1,214,024. Transaction costs allocated to the warrants of $377,574 were expensed immediately and the transaction costs allocated to common shares were deducted from equity.

[l]
In August 2020, the Company approved the issuance of 1,804,994 Class B Common Shares to board members and certain officers and employees of the company in the form of a compensation bonus for past services provided. Total fair value of the share-based compensation bonus was $6,588,228.

[m]
During the nine months ended September 30, 2020, the Company issued 56,248 Class B Common Shares through the Equity Distribution Agreement with A.G.P/Alliance Global Partners for net proceeds of $265,566.

The changes in the number of warrants outstanding during the nine months ended September 30, 2020 and 2019 were as follows:

	Number of warrants	Weighted average exercise price
	#	$
Outstanding as at December 31, 2018	546,212		9.47
Issued	67,598		10.45
Exercised	(197)		18.09
Outstanding as at September 30, 2019	613,613		9.57
Outstanding as at December 31, 2019	467,451		10.20
Issued	2,881,215		7.74
Expired	(37,313)		6.03
Outstanding as at September 30, 2020	3,311,353		8.11

FSD PHARMA INC.

Notes to the condensed consolidated interim financial statements
[unaudited] [expressed in Canadian dollars]

September 30, 2020 and 2019

13.	Share-based compensation

The Company has established a share option plan (the “Option Plan”) for directors, officers, employees and consultants of the Company. The Company’s Board of Directors determines, among other things, the eligibility of individuals to participate in the Option Plan, the term and vesting periods, and the exercise price of options granted to individuals under the Option Plan.

Each share option converts into one common share of the Company on exercise. No amounts are paid or payable by the individual on receipt of the option. The options carry neither rights to dividends nor voting rights. Options may be exercised at any time from the date of vesting to the date of their expiry.

Share-based payment arrangements

The changes in the number of share options during the nine months ended September 30, 2020 and 2019 were as follows:

	Number of options	Weighted average exercise price
	#	$
Outstanding as at December 31, 2018	485,159		74.53
Granted	960,567		29.36
Exercised	(82,094)		10.02
Forfeited	(12,438)		56.28
Cancelled	(299,006)		115.80
Outstanding as at September 30, 2019	1,052,188		27.53
Outstanding as at December 31, 2019	1,454,943		21.96
Granted	1,082,639		4.26
Exercised	(22,382)		2.61
Cancelled	(822,137)		31.65
Outstanding as at September 30, 2020	1,693,063		6.19
Exercisable as at September 30, 2020	1,475,438		6.16

Measurement of fair values

The fair value of share options granted during the nine months ended September 30, 2020 and 2019 were estimated at the date of grant using the Black-Scholes option pricing model with the following inputs:

	September 30, 2020	September 30, 2019
Grant date share price	$3.75 — $9.54	$4.60 — $84.42
Exercise price	$3.68 — $9.80	$4.42 — $142.71
Expected dividend yield	—	—
Risk free interest rate	0.27% — 1.55%	1.40% — 1.90%
Expected life	4 — 9 years	2 — 6 years
Expected volatiity	120%	100%

Expected volatility was estimated by using the annualized historical volatility of the Company. The expected option life represents the period of time that options granted are expected to be outstanding. The risk-free interest rate is based on Canadian government bonds with a remaining term equal to the expected life of the options.

FSD PHARMA INC.

Notes to the condensed consolidated interim financial statements
[unaudited] [expressed in Canadian dollars]

September 30, 2020 and 2019

The following table is a summary of the Company’s share options outstanding as at September 30, 2020:

	Options outstanding		Options exercisable
Exercise price	Number outstanding	Weighted average remaining contractual life [years]	Exercise price	Number exercisable
$	#	#	$	#
2.61	12,683	2.74	2.61	12,683
3.75	5,500	6.73	3.75	500
3.86	837,139	4.34	3.86	837,139
4.42	99,502	1.96	4.42	99,502
4.75	110,000	4.54	4.75	77,500
5.03	60,000	4.96	5.03	-
5.43	16,264	2.74	5.43	16,264
6.16	20,000	3.43	6.16	20,000
7.17	199,005	4.08	7.17	199,005
7.63	203,750	4.59	7.63	99,375
7.83	35,000	4.13	7.83	23,000
9.54	15,000	4.31	9.54	11,250
10.65	3,730	2.74	10.65	3,730
13.07	10,855	2.74	13.07	10,855
13.47	1,418	2.74	13.47	1,418
16.08	18,409	2.74	16.08	18,409
17.89	4,178	2.74	17.89	4,178
18.09	17,413	2.47	18.09	17,413
20.10	8,289	2.52	20.10	8,289
47.24	1,493	3.62	47.24	1,493
50.25	5,224	3.56	50.25	5,224
52.26	498	3.46	52.26	498
55.28	498	3.37	55.28	498
59.30	498	3.21	59.30	498
75.38	498	3.29	75.38	498
86.43	1,244	3.13	86.43	1,244
142.71	4,975	2.99	142.71	4,975
6.19	1,693,063	4.13	6.16	1,475,438

FSD PHARMA INC.

Notes to the condensed consolidated interim financial statements
[unaudited] [expressed in Canadian dollars]

September 30, 2020 and 2019

The following table is a summary of the Company’s share options outstanding as at September 30, 2019:

	Options outstanding		Options exercisable
Exercise price	Number outstanding	Weighted average remaining contractual life [years]	Exercise price	Number exercisable
	$ #	#		$	#
2.61	35,065	3.75	2.61		35,065
4.42	99,502	2.96	4.42		99,502
5.43	16,264	3.75	5.43		16,264
10.65	3,730	3.75	10.65		3,730
13.07	10,855	3.75	13.07		10,855
13.47	1,418	3.75	13.47		1,418
16.08	18,409	3.75	16.08		18,409
17.89	4,178	3.75	17.89		4,178
18.09	37,313	3.59	18.09		37,313
20.10	493,363	4.97	20.10		485,075
21.11	12,438	4.92	21.11		12,438
24.12	9,950	4.84	24.12		4,975
26.13	14,925	3.88	26.13		14,925
40.20	29,851	4.70	40.20		18,657
44.22	2,488	3.66	44.22		2,488
47.24	1,493	4.62	47.24		1,493
50.25	227,861	5.34	50.25		114,179
52.26	498	4.46	52.26		498
55.28	498	4.38	55.28		498
59.30	498	4.21	59.30		498
75.38	498	4.29	75.38		498
86.43	1,244	4.13	86.43		1,244
88.44	14,925	4.12	88.44		14,925
120.60	9,950	3.96	120.60		9,950
142.71	4,974	3.99	142.71		4,975
27.53	1,052,188	4.65	24.63		914,050

During the nine months ended September 30, 2020, the Company cancelled 822,137 stock options outstanding and issued 822,137 replacement stock options at an exercise price of $3.86 resulting in incremental grant date fair value of $879,717 which was expensed immediately as all the replacement stock options vested on date of replacement.

The Company recognized $200,682 and $3,470,169 of share-based compensation expenses relating to share options during the three and nine months ended September 30, 2020 (2019 – $6,793,614 and $12,225,360).

FSD PHARMA INC.

Notes to the condensed consolidated interim financial statements
[unaudited] [expressed in Canadian dollars]

September 30, 2020 and 2019

14.	Loss per share

Net loss per common share represents net loss attributable to common shareholders divided by the weighted average number of common shares outstanding during the year.

For all the periods presented, diluted loss per share equals basic loss per share due to the anti-dilutive effect of warrants and share options. The outstanding number and type of securities that could potentially dilute basic net loss per share in the future but would have decreased the loss per share (anti-dilutive) for the period ended September 30, 2020 and 2019 presented are as follows:

	September 30, 2020	September 30, 2019
	#	#
Warrants	3,311,353	613,613
Share Options	1,693,063	1,052,188
	5,004,416	1,665,801

15.	General and administrative

Components of general and administrative expenses for the three and nine months ended September 30, 2020 and 2019 were as follows:

	Three months ended September 30,				Nine months ended September 30,
	2020		2019		2020		2019
	$		$		$		$
Professional fees		1,349,964		1,568,645		2,971,990		2,855,342
General office, insurance and adminsitration expenditures		1,259,176		1,134,059		3,613,472		1,736,513
Consulting fees		407,806		484,000		1,781,442		1,635,242
Salaries, wages and benefits		954,870		431,260		2,237,188		1,877,187
Stock promotion		90,025		436,797		647,765		2,456,519
Building and facility costs		209,357		88,941		470,769		854,173
Foreign exchange loss		122,347		—		167,350		—
		4,393,545		4,143,702		11,889,976		11,414,976

Allocated to:
Continuing operations		3,734,788		3,044,731		10,281,452		7,967,714
Discontinued operations		658,757		1,098,971		1,608,524		3,447,262

16.	Commitments and contingencies

Commitments

Epitech License Agreement

Under the terms of the Company’s License Agreement with Epitech Group SPA (“Epitech”), the Company has payments due to Epitech pending the achievement of specified milestones. Upon first notification by the Food and Drug Administration (“FDA”) of approval of a New Drug Application, the non-refundable sum of USD $700,000 will be due and payable to Epitech. Within ten business days of the first notification of approval of a Supplemental New Drug Application by the FDA, the Company will pay the non-refundable sum of USD $1,000,000 to Epitech.

FSD PHARMA INC.

Notes to the condensed consolidated interim financial statements
[unaudited] [expressed in Canadian dollars]

September 30, 2020 and 2019

For non-prescription drug rights, any one-off lump sum payments received by the Company as consideration for granting a sub-license to a Commercial Partner with respect to a Licensed Product, shall require the Company to pay to Epitech 25% of the lump sum payment received by the Company. For prescription drug rights the Company shall pay 5% of any one-off lump sum payments to Epitech as consideration for granting a sub-license to a Commercial Partner with respect to a Licensed Product. The Company will pay the amounts payable on a quarterly basis within 60 days of the end of each calendar quarter.

The Company shall pay either a) 7% of Net Sales of the Licensed Product in a Product Regulatory Category other than prescription drugs place on the market by the Company; or b) 25% of Net Receipts received by the Company from Commercial Partners where Licensed Products in a Product Regulatory Category other than prescription drugs are placed on the market by such Commercial Partners; or c) 5% of Net Sales or Net receipts of the Licensed Products in the Product Regulatory Category of prescription drugs. The Company will pay the amounts payable on a quarterly basis within 60 days of the end of each calendar quarter.

Heritage Building Restoration Commitment

The Company has a commitment to restore the designated heritage building on the Company’s premises. The estimated commitment of remaining restoration work to be completed is $339,125.

Contingencies

Legal matters

From time to time, the Company is named as a party to claims or involved in proceedings, including legal, regulatory and tax related, in the ordinary course of its business. While the outcome of these matters may not be estimable at the reporting date, the Company makes provisions, where possible, for the estimated outcome of such claims or proceedings. Should a loss result from the resolution of any claims or proceedings that differs from these estimates, the difference will be accounted for as a charge to profit or loss in that period.

Environmental

Management believes that there are no probable environmental related liabilities that will have a material adverse effect on the financial position or operating results of the Company.

Claims from suppliers

A dismissed contractor commenced a lien action combined with a breach of contract action in the Cobourg Superior Court of Justice in early 2019 claiming approximately $1,700,000 in various purported damages, with the claim for lien component of $188,309 being registered on November 26, 2018. The Company has paid $235,387 to the Cobourg Superior Court to vacate the lien from title for which the funds stand both as security for the lien claim as well as its costs with the Cobourg Superior Court of Justice.

On October 7, 2020, FSD signed a settlement agreement of $198,000. The settlement will be paid from the funds held by the Cobourg Superior Court with the remaining funds being paid back to FSD.

FSD PHARMA INC.

Notes to the condensed consolidated interim financial statements
[unaudited] [expressed in Canadian dollars]

September 30, 2020 and 2019

Former employee

FSD hired an individual by way of employment agreement. The individual’s employment was subsequently terminated in the probationary period due to non-performance/cause in February 2019. The individual retained legal counsel in or around February 15, 2019 demanding that he be provided (i) unpaid wages; (ii) unpaid holiday pay, (iii) payment for wrongful dismissal (one week) and (iv) breach of contract.
The Company has a provision of $105,180 (£59,748) in relation to the claimed amounts for unpaid wages and unpaid holiday pay.

On July 29, 2020, a judgment was issued ordering the Company to pay unpaid wages and unpaid holiday pay in the amount of £59,748. On August 6, 2020, the Company filed an application for reconsideration for that decision, as key evidence was not considered in determining the judgment. The ruling on the application for reconsideration is outstanding.

On August 26, 2020, the Claimant filed a separate cost order against the Company. The Company has filed an application for the stay of the costs proceedings as the decision in the claim itself remains subject to the application for reconsideration. The ultimate outcome of the matter cannot be reliably determined at this time and no additional provision has been recorded for this matter as at September 30, 2020.

Class Action

On February 22, 2019, a shareholder in FSD commenced a proposed class action proceeding against the Company by issuing a statement of claim in the Ontario Superior Court. Amongst other causes of action, the individual seeks leave to bring a claim pursuant to s.138 of the Ontario Securities Act, alleging the Company made statements containing misrepresentations related to the build-out of the Company’s Cobourg facility.

Subsequent to September 30, 2020, the Company entered into a definitive settlement agreement, subject to court certification and other customary conditions. The Company entered into the settlement agreement in order to avoid the expense, burden and inconvenience associated with the continuance of the Settled Action. In entering into the Settlement Agreement, the Company made no admissions of liability whatsoever. The Settlement Agreement provides for a full and final release of the Company, its officers, directors and various other related parties from any and all claims that arose or could have arisen from the claim issued by the plaintiff within the Settled Action.

The Company has therefore recognized as at and for the three and nine months ended September 30, 2020 a provision for legal liability of $5.5M, a receivable for $4.57M to be recovered through the Company’s insurance policy and a legal provision expense of $928,541.

Auxly Cannabis Group Inc.

On March 3, 2018, FSD entered into a Definitive Strategic Alliance and Streaming Agreement (the “Agreement”) with Auxly Cannabis Group Inc. (“Auxly”). On February 6, 2019, the Company delivered to Auxly a Notice of Default, thereby terminating the Agreement effective immediately. Subsequent to the issuance of the Notice of Default, Auxly sent a Notice of Default to the Company on February 6, 2019 in response. To date, neither party has taken further legal action against the counter party.

To fund the development, Auxly purchased 37,313 Class B shares for the aggregate of $7,500,000 from the Company’s treasury by way of private placement, which funds were placed in trust to be spent on construction and development costs. The funds were placed in a trust account to be administered by Auxly. Due to the termination and subsequent negotiations, it is indeterminable at this point as to the amount, if any, of these funds will be released to the Company. Should any funds be released to the Company, those amounts will be recognized in future periods.

FSD PHARMA INC.

Notes to the condensed consolidated interim financial statements
[unaudited] [expressed in Canadian dollars]

September 30, 2020 and 2019

17.	Related party transactions

Key management personnel are those persons having the authority and responsibility for planning, directing and controlling activities of the entity, directly or indirectly.

Transactions with key management and directors comprised the following:

●
The Company paid expenses of $1,341,972 to a company owned by the CEO for the nine months ended September 30, 2020, included in the consolidated statement of loss and comprehensive loss under various expense line categories. As at September 30, 2020, the CEO has repaid a related party loan of $472,920 for withholding taxes paid by the Company on behalf of the CEO in relation to the Class B common shares issue during the nine months ended September 30, 2020.

●
As at September 30, 2020, the President of FSD BioSciences Division has repaid a related party loan of $29,079 for withholding taxes paid by the Company on behalf of the President of FSD BioSciences Division in relation to the Class B common shares issued during the nine months ended September 30, 2020.

●
The Company pays independent directors $40,000 per annum, with the Chairman of each respective committee receiving an additional $10,000 per annum. Directors compensation for the nine months ended September 30, 2020 was $244,378 (2019 - $95,000) which included $234,378 recognized as share-based compensation. As of March 31, 2020, directors have received their compensation for the 2020 fiscal year in advance, through the issuance of Class B shares.

●
For the nine months ended September 30, 2020, the Company issued 1,676,066 shares to key management and directors in the form of a compensation bonus for past services provided. The fair value of shares issued to key management and directors is $6,117,641 and is included in share-based payments and bonuses below.

Key management personnel compensation during the three and nine months ended September 30, 2020 and 2019 is comprised of:

	For the three months ended September 30,				For the nine months ended September 30,
	2020		2019		2020		2019
	$		$		$		$
Salaries, benefits, bonuses and consulting fees		981,750		1,007,500		2,800,516		2,326,943
Share-based payments and bonuses		6,196,850		7,573,250		9,293,864		10,510,589
Total		7,178,600		8,580,750		12,094,380		12,837,532

FSD PHARMA INC.

Notes to the condensed consolidated interim financial statements
[unaudited] [expressed in Canadian dollars]

September 30, 2020 and 2019

18.	Restatement of comparative figures

In preparing the September 30, 2020 condensed consolidated interim financial statements, certain errors to the previously issued September 30, 2019 consolidated financial statements were identified by management. The errors related to errors in the application of accounting for stock-based compensation, investments, and derivative liability.

The errors have been corrected by restating each of the affected financial statement line items for the period ending September 30, 2019 as follows:

Statement of Loss and Comprehensive Loss						For the three months ended September 30, 2019
		As previously reported		Adjustments		As revised
	Note	$		$		$
Share-based payments	[i]		6,205,323		588,291	6,793,614

Loss from continuing operations			(10,531,005)		588,291	(11,119,296)

Loss on change in fair value of derivative liability	[ii]		1,700,000		(334,403)	1,365,597
Loss on changes in fair value of investments	[iii]		2,075,717		57,381	2,133,098

Loss from continuing operations			(14,399,434)		(311,269)	(14,710,703)
Net loss for the period			(16,650,738)		(311,269)	(16,962,007)

Statement of Changes in Shareholders' Equity						September 30, 2019
		As previously reported		Adjustments		As revised
	Note	$		$		$
Accumulated deficit	[i] [ii] [iii]		(59,698,363)		(1,756,015)	(61,454,378)

Statement of Loss and Comprehensive Loss						For the nine months ended September 30, 2019
		As previously reported		Adjustments		As revised
		$		$		$
Share-based payments	[i]		11,891,380		333,980	12,225,360

Loss from continuing operations			(21,140,045)		333,980	(21,474,025)

Loss on change in fair value of derivative liability	[ii]		1,700,000		1,422,035	3,122,035

Loss from continuing operations			(28,229,151)		(1,756,015)	(29,985,166)
Net loss for the period			(33,193,544)		(1,756,015)	(34,949,559)

[i] Adjustment to share-based payments of $588,291 for the three months ended September 30, 2019 and $333,980 for the nine months ended September 30, 2019 was made and a corresponding increase to contributed surplus related to recording the share-based compensation granted during the three and nine months ended September 30, 2019.

[ii] Adjustments to derivative liability and change in fair value of derivative liability for initial and subsequent accounting treatment under share exchange agreements entered into during the three and nine months ended September 30, 2019. This results in recognition of loss on change in fair-value of derivative liability of $1,365,597 for the three months ended September 30, 2019 and $3,122,035 for the nine months ended September 30, 2019.

FSD PHARMA INC.

Notes to the condensed consolidated interim financial statements
[unaudited] [expressed in Canadian dollars]

September 30, 2020 and 2019

[iii] Adjustment to loss on changes in far value of investments of $57,381 for the three months ended September 30, 2019.

The restatements were all non-cash and did not have any impact on cash used in operations, cash provided by (used in) investment activities and cash provided by financing activities.

19.	Subsequent events

In October 2020, the Company issued 4,318,179 Class B Common Shares and 3,454,543 warrants to purchase Class B Shares for total cash proceeds of approximately $9.5 million USD. Each warrant is exercisable to purchase one Class B Common Share of the Company at an exercise price of $2.60 USD per share and expire five years from the date of issuance.

FV Pharma has entered into a conditional agreement for the sale of FV Pharma’s underlying real estate, including the facility located in Cobourg, Ontario, subject to the completion of due diligence by the prospective purchaser and other customary closing conditions.